June 3, 2020

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management - Office of Chief Accountant
100 F Street, NE
Washington, DC 20549
Attn: Mindy Rotter

Re:
Touchstone Strategic Trust (File Nos. 002-80859 and 811-03651)
Touchstone Funds Group Trust (File Nos.  033-70958 and 811-08104)
Touchstone Institutional Funds Trust (File Nos. 333-119865 and 811-21113)
Touchstone Variable Series Trust (File Nos. 33-76566 and 811-8416)

Dear Ms. Rotter:

On behalf of the Trusts listed above (each, a “Trust” and together, the “Trusts”), this letter responds to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on May 4, 2020, in connection with the Staff’s review of the Trusts’ filings for the fiscal years ended March 31, 2019 through December 31, 2019 pursuant to Section 408 of the Sarbanes-Oxley Act of 2002.

For your convenience, your comments are set out below in italicized text and each comment is followed by the relevant Trust’s response.

1.
In the “Management’s Discussion of Fund Performance” (or “MDFP”) section of Form N-CSR for the Touchstone Global ESG Equity Fund, a series of Touchstone Strategic Trust, please explain why total returns noted in “Fund Performance” differ from the total returns in the financial highlights for Class A shares of the Fund.

Response: The total return for Class A shares of the Touchstone Global ESG Equity Fund included within the MDFP section is the total return calculated based on the published net asset value for the share class for the 12-month period.  The Class A shares total return included in the financial highlights has been adjusted to conform with U.S. GAAP.

2.	Please address the following in relation to the “Portfolio of Investments”:

a.
With respect to the Touchstone Bond Fund, a series of Touchstone Variable Series Trust, and the Touchstone Ultra Short Duration Fixed Income Fund, a series of Touchstone Funds Group Trust, the Staff notes that the principal investment strategies indicate that these Funds do not invest in non-investment grade debt securities (i.e., “high yield” or “junk bonds”).  Please confirm that the unrated securities held by these Funds are not below investment grade.

Response: With respect to the Touchstone Bond Fund, the Trust notes that the Fund’s principal investment strategy allows it to invest up to 30% of the Fund’s portfolio in non-investment grade debt securities. The Trust confirms that it has not exceeded this limit. With respect to the Touchstone Ultra Short Duration Fixed Income Fund, the Trust confirms that all of the Fund’s investments are rated investment grade or, if unrated, are deemed to be of comparable quality as determined by the Fund’s sub-adviser, consistent with its principal investment strategy.

b.
The Staff notes that several series of the Touchstone Strategic Trust and the Touchstone Variable Series Trust are “funds-of-funds” that invest a significant amount of assets in other investment companies.

Please provide disclosure in the financial statements with respect to how shareholders can obtain copies of underlying fund financial statements.

Response: The Trusts note that this information is currently included in the financial statements for the affiliated underlying funds; however, the Trusts do not currently include this disclosure for unaffiliated underlying funds. The Trusts will add disclosure with respect to how shareholders can obtain copies of unaffiliated underlying fund financial statements going forward.

3.
With respect to the Touchstone Anti-Benchmark® International Core Equity Fund, a series of Touchstone Funds Group Trust, and each of the seven series of the Touchstone Variable Series Trust, please confirm that there’s no component of accrued expenses and other liabilities that should be separately classified in the “Statement of Assets and Liabilities”.

Response: The Trusts confirm that there was no individual component of accrued expenses and other liabilities that should be separately classified in the “Statement of Assets and Liabilities” for six of the eight series in question. However, for two of the series, the Trusts note that a portion of the accrued expenses and other liabilities should have been broken out separately. We have addressed this issue and have corrected subsequent financial statements.

4.
With respect to the “Statement of Operations” for certain series of the Trusts, there are “other expenses” that appear to be more than five percent (5%) of the total expenses of such series.  Please confirm that these other expenses are presented in accordance with Regulation S-X, Rule 6-07.

Response: The Trusts confirm that there are no individual components of other expenses that should be separately classified in the “Statement of Operations” for these series.  Each component is individually less than five percent (5%) of the total expenses of such series.

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If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz

Meredyth A. Whitford-Schultz Counsel & Secretary to the Trusts

cc:	Ndenisarya Bregasi, Esq.
Terri Lucas
Clair Pagnano, Esq.
Tim Stearns

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